December 8, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Organic Alliance, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-152980

Attn:	Ramin M. Olson
Division of Corporation Finance

Dear Mr. Olson:

In response to the Staff’s comment letter to us dated December 5, 2008, we are enclosing herewith Amendment Number 4 to the Registration Statement on Form S-1 of Organic Alliance, Inc. (the “Company”).  We will respond to the Staff’s comments in the same order as set forth in its letter to us.

1.  We have revised the initial offering price for the Selling Stockholders on the cover page of the prospectus to be $.25 per share, which was the last sale of the shares on the Pink Sheets of the National Quotation Service on Friday, December 5, 2008.  We believe that the actual trading price of the common stock, which is quoted on the Pink Sheets and trades on a regular basis, is the best indication of common stock value and is the basis upon which we determined to revise the initial price to $.25 per share.  We have also indicated in the second full paragraph under “Selling Stockholders and Plan of Distribution” that the shares are being offered initially at $.25 per share, as this was the last price of the common stock on the Pink Sheets of the National Quotation Service on December 5, 2008.

2.  We have revised the table under “Selling Stockholders and Plan of Distribution” to indicate the number of shares owned by each Selling Stockholder after the offering is completed.

3.  The total number of warrants is 1,000,028, as indicated in Exhibit 10.2.  Accordingly, Exhibit 10.2 reflects the actual terms of the agreement.  The 28 additional warrants were erroneously omitted from Exhibit 10.1, the first Exchange Agreement that we filed.  We revised this number to 1,000,028 in Exhibit 10.2.  The 1,000,028 number is the correct number.

4.  We have added as an undertaking the language required in Item 512(a)(5)(ii).

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron

GAA/jp

Enclosures

cc:           William J. Gallagher